Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the "Form 40-F") of Timmins Gold Corp., I, Herbert Welhener of Independent Mining Consultants, Inc., hereby consent to the use of my name and Independent Mining Consultants, Inc.'s name in connection with the references to the mineral reserve and resource estimates for the Ana Paula Project and to the technical report entitled Ana Paula Project – Preliminary Economic Assessment, Municipalities of Cuetzala del Progreso and Apaxtla del Castregon, Guerrero State, Mexico dated March 23, 2016 (collectively, the "Technical Information") and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

Independent Mining Consultants, Inc.

Herbert E. Welhener

Herbert E. Welhener
Vice President

March 30, 2016